UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                               FORM 12b-25

                     NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K     [ ] Form 20-F   [ ] Form 11-K
               [ ] Form 10-Q     [ ] Form N-SAR

     For Period Ended:       June 30, 1996

     [   ]     Transition Report on Form 10-K
     [   ]     Transition Report on Form 20-F
     [   ]     Transition Report on Form 11-K
     [   ]     Transition Report on Form 10-Q
     [   ]     Transition Report on Form N-SAR
     For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________

PART I - REGISTRANT INFORMATION

   Astrosystems, Inc.
_____________________________________________________________________
Full Name of Registrant


_____________________________________________________________________
Former Name if Applicable


  1220 Market Street, Suite 603
_____________________________________________________________________
Address of Principal Executive Office (Street and Number)


  Wilmington, Delaware 19801
_____________________________________________________________________
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be completed.  (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          On February 2, 1996, the Registrant's stockholders approved a Plan of Complete Liquidation and Dissolution. On February 6 and February 7, 1996, pursuant to two separate transactions, the Registrant sold substantially all of its operating assets. The Form 10-K is to be prepared in normal accounting format for the period ending February 2,1996 and on a liquidation accounting basis for the balance of the fiscal year. Due to the need to give effect to the foregoing events, the Registrant is unable to complete and file the Form 10-KSB on or before September 28, 1996.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Gilbert H. Steinberg               302           652-3115
     _______________________________  ___________  __________________
       (Name)                         (Area Code)  (Telephone Number)